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                           April 29, 2022

       Jo  o Siffert
       President and Chief Executive Officer
       Design Therapeutics, Inc.
       6005 Hidden Valley Road, Suite 110
       Carlsbad, California 92011

                                                        Re: Design
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 27,
2022
                                                            File No. 333-264521

       Dear Dr. Siffert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dorrie
Yale at 202-551-8776 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Asa M. Henin, Esq.